Exhibit 99.1

Chongqing Alpha and Omega Semiconductor Limited

REPORT OF INDEPENDENT AUDITOR
The Board of Directors of Chongqing Alpha and Omega Semiconductor Limited
Opinion on the Financial Statements
We have audited the accompanying financial statements of Chongqing Alpha and Omega Semiconductor Limited ("the Company") which comprise the balance sheet as of December 31, 2021, and the related statements of operations, equity and cash flows for the period from December 1, 2021 to December 31, 2021, and the related notes to the financial statements (collectively referred to as the "financial statements").
In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from December 1, 2021 to December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
The accompanying financial statements of the Company have been prepared with the purpose of providing financial information to Alpha and Omega Semiconductor Limited ("AOS") to assist AOS in satisfying its reporting responsibilities under Regulation S-X, Rule 3-09.
Convenience Translation
Our audit also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1(d) to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People's Republic of China.
Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.
Auditors' Responsibility for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, the People's Republic of China
August 26, 2022

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
BALANCE SHEET
(In thousands)

		December 31, 2021

	Notes	RMB	US$ (Note 1(d))
ASSETS
Current assets:
Cash and cash equivalents	3	132,256	20,763
Accounts receivable, net		961	151
Amounts due from related parties, net		313,429	49,205
Inventories	4	326,795	51,304
Prepaid and other current assets	5	32,253	5,063
Total current assets		805,694	126,486
Property, plant and equipment, net	6	1,816,887	285,235
Land use right, net		54,332	8,530
Intangible assets, net	7	400,023	62,800
Operating lease right-of-use assets, net	10	74,314	11,667
Restricted cash - long-term		14,000	2,198
Other Long-term assets		5,847	917
Total non-current assets		2,365,403	371,347
Total assets		3,171,097	497,833
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		191,779	30,108
Amounts due to related parties		489,159	76,793
Accrued liabilities	8	142,444	22,363
Short-term debt	9	291,994	45,840
Finance lease liabilities		108,000	16,955
Operating lease liabilities	10	9,760	1,533
Total current liabilities		1,233,136	193,592
Long-term debt	9	329,363	51,707
Finance lease liabilities - long-term		28,000	4,396
Operating lease liabilities - long-term	10	65,380	10,263
Total non-current liabilities		422,743	66,366
Total liabilities		1,655,879	259,958
Commitments and contingencies (Note 13)
Equity:
Paid-in capital		2,525,474	396,476
Additional paid-in capital		12,466	1,957
Accumulated deficit		(1,022,722)	(160,558)
Total equity		1,515,218	237,875
Total liabilities and equity		3,171,097	497,833

The accompanying notes are an integral part of the financial statements.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
STATEMENT OF OPERATIONS
(In thousands)

	Notes	Period from December 1, 2021 to December 31,2021
		RMB	US$ (Note 1(d))
Revenue	1(n)	123,137	19,331
Cost of goods sold		125,950	19,773
Gross profit (loss)		(2,813)	(442)

Operating expenses:
Research and development		302	47
Selling, general and administrative		8,518	1,337
Total operating expenses		8,820	1,384
Operating loss		(11,633)	(1,826)
Interest expense and other loss, net		(3,194)	(501)
Net loss before income taxes		(14,827)	(2,327)
Income tax expense	11	-	-
Net loss		(14,827)	(2,327)

The accompanying notes are an integral part of the financial statements.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
    Statements of Equity
(In thousands)

	Paid-in capital	Additional paid-in capital	Accumulated deficit	Total
	RMB	RMB	RMB	RMB	US$ (Note 1(d))
Balance at December 1, 2021	2,525,474	12,466	(1,007,895)	1,530,045	240,202
Net loss	-	-	(14,827)	(14,827)	(2,327)
Balance at December 31, 2021	2,525,474	12,466	(1,022,722)	1,515,218	237,875

The accompanying notes are an integral part of the financial statements.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
STATEMENT OF CASH FLOWS
(In thousands)

	Period from December 1, 2021 to December 31, 2021
	RMB	US$ (Note 1(d))
Cash flows from operating activities
Net loss	(14,827)	(2,327)
Adjustments to reconcile net loss to net cash provided by operating activities:
Allowance for credit loss	308	48
Inventory write-down	422	66
Impairment of property, plant and equipment	4,814	756
Depreciation and amortization	18,761	2,947
Loss on disposal of property, plant and equipment	4,479	703
Changes in assets and liabilities:
Accounts receivable	271	42
Amounts due from related parties	6,891	1,082
Inventories	10,005	1,571
Prepayments and other current assets	2,618	411
Accounts payable	(4,724)	(742)
Amounts due to related parties	16,860	2,647
Accrued liabilities	219	34
Operating lease liabilities	276	43
Net cash provided by operating activities	46,373	7,281
Cash flows from investing activities:
Purchase of property, plant and equipment	(5,644)	(886)
Net cash used in investing activities	(5,644)	(886)
Cash flows from financing activities:
Proceed from borrowings	96	15
Principal payments on capital leases	(27,000)	(4,239)
Net cash used in financing activities	(26,904)	(4,224)
Cash, cash equivalents and restricted cash as of December 1, 2021	132,431	20,790
Net increase in cash, cash equivalents and restricted cash	13,825	2,171
Cash, cash equivalents and restricted cash as of December 31, 2021	146,256	22,961
Supplemental disclosures of cash flow information:
Cash and cash equivalents	132,256	20,763
Restricted cash, non-current	14,000	2,198
Total cash and cash equivalents and restricted cash	146,256	22,961
Cash paid for interest	8,515	1,337
Supplemental disclosures of non-cash investing and financing information:
Property, plant and equipment purchased but not yet paid	2,206	346

The accompanying notes are an integral part of the financial statements.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE-MONTH PERIOD ENDED DECEMBER 31, 2021
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

1. The Company and Significant Accounting Policies
(a) History and Principal Activities
Chongqing Alpha and Omega Semiconductor Limited ("CQAOS", "the Company") was incorporated in Chongqing, China on April 22, 2016. It was invested by Alpha and Omega Semiconductor Limited ("AOS") with two investment funds owned by the Municipality of Chongqing (the "Chongqing Funds") by entering into a joint venture contract, for the purpose of constructing and operating a power semiconductor packaging, testing and wafer fabrication facility in the Liangjiang New Area of Chongqing, People of Republic China. Before December 2021, the AOS Group (collectively AOS and its subsidiaries) and the Chongqing Funds owned 50.9% and 49.1%, respectively, of the equity interest in the Company. On December 2, 2021, AOS Group disposed of partial equity interest in CQAOS to certain third-party investors. As a result, the Company was deconsolidated from the AOS Group.
(b) Basis of presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").
(c) Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires the Company to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. To the extent there are material differences between these estimates and actual results, the Company's financial statements will be affected. On an ongoing basis, the Company evaluates the estimates, judgments and assumptions including principal-versus-agent determination for revenue recognition, allowance for credit loss, inventory reserves, warranty accrual, income taxes, leases, recoverability of and useful lives for property, plant and equipment and intangible assets.
(d) Foreign currency transaction and translation
Foreign currency transactions are translated into the functional currencies using the exchange rates prevailing at the beginning of the month. Foreign exchange gains and losses, resulting from the settlement of such transactions and from the re-measurement of monetary assets and liabilities denominated in foreign currencies using exchange rates at month end and non-monetary assets and liabilities using historical exchange rates, are recognized in the statements of operations.
The Company's reporting currency and functional currency is Renminbi ("RMB"). Translations of balances in the balance sheets, statements of operations and statements of cash flows from RMB into U.S. Dollars ("US$") as of and for one month ended December 31, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.3698 representing the average buying and selling spot rate set forth in the statistical release of the China Foreign Exchange Trade System on December 31, 2021.
(e) Cash, cash equivalents and restricted cash
Cash and cash equivalents primarily consist of cash on hand and short-term bank deposits with original maturities of three months or less. Cash equivalents are highly liquid investments with stated maturities of three months or less as of the dates of purchase. The carrying amounts reported for cash and cash equivalents are considered to approximate fair values based upon their short maturities.
Cash and cash equivalents are maintained with reputable major financial institutions. If, due to current economic conditions or other factors, one or more of the financial institutions with which the Company maintains deposits fails, the Company's cash and cash equivalents may be at risk. Deposits with these banks may exceed the amount of insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and, therefore, bear minimal risk.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE-MONTH PERIOD ENDED DECEMBER 31, 2021
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

(e) Cash, cash equivalents and restricted cash - continued
As a condition of the loan arrangements, the Company is required to keep a compensating balance at the issuing bank. In addition, the Company maintains restricted cash in connection with cash balances temporarily restricted for regular business operations, including the possibility of a dispute with a vendor. These balances have been excluded from the Company's cash and cash equivalents balance and are classified as restricted cash in the Company's balance sheets.
(f) Accounts receivable, net
The allowance for credit loss is based on assessment of the collectability of accounts receivable from customers. The Company reviews the allowance by considering factors such as historical collection experience, credit quality, aging of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay. The Company writes off a receivable and charges against its recorded allowance when it has exhausted its collection efforts without success.
(g) Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:
•Level 1 - Quoted prices in active markets for identical assets or liabilities.
•Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
(h) Fair Value of Financial Instruments and others
The fair value of cash equivalents is based on observable market prices and have been categorized in Level 1 in the fair value hierarchy. Cash equivalents consist primarily of short-term bank deposits. The carrying values of financial instruments such as cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values due to their short-term maturities. The carrying value of the company's debt is considered a reasonable estimate of fair value which is estimated by considering the current rates available to the Company for debt of the same remaining maturities, structure and terms of the debts.
The Company measures certain long-lived assets or long-term investments at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such assets is below its recorded cost and impairment is required. Fair value of the property and equipment in impairment testing were determined by the Company based on the income approach using the discounted cash flows associated with the underlying assets, which incorporated certain assumptions including projected revenue, growth rates and projected operating costs, expectation of management and projected trends of current operating results.
The Company recorded impairment charges of RMB4,814(US$756) for certain property, plant and equipment during the month ended December 31, 2021. The impairment was recorded in cost of goods sold in its statements of operations.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE-MONTH PERIOD ENDED DECEMBER 31, 2021
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

(i) Inventories
The Company carries inventories at the lower of cost or net realizable value. Cost of inventory includes semiconductor wafer and raw materials, labor, depreciation expenses and other manufacturing expenses and overhead, and packaging and testing fees paid to third parties if subcontractors are used. Valuation of inventories are based on the Company's periodic review of inventory quantities on hand as compared with its sales forecasts, historical usage, aging of inventories, production yield levels and current product selling prices. If actual market conditions are less favorable than those forecasted by management, additional future inventory write-downs may be required. Adjustments to inventory once established are not reversed until the related inventory has been sold or scrapped.
(j) Property, plant and equipment, net
Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items and the costs incurred to make the assets ready for their intended use.

Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Useful life
Building	20 ~ 30 years
Manufacturing machinery and equipment	10 ~ 15 years
Equipment and tooling	10 ~ 15 years
Software	2 ~ 10 years
Office furniture and equipment	3 ~ 5 years
Vehicle and other fix asset	4 years
In March 2017, the CQAOS received the land use right certificate from the PRC government. The land use right will expire on November 30, 2066.
Construction in progress represent equipment received but the necessary installation has not been fully performed or building construction and leasehold improvements that have been started but not yet completed. Equipment and construction in progress are stated at cost and transferred to respective asset class when fully completed and ready for their intended use.
Software is externally purchased which is amortized over two to ten years on a straight-line basis. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized as selling, general and administrative expenses in the statements of operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.
(k) Land use right, net
The land use rights represent the operating lease prepayments for the rights to use the land in the PRC under ASC 842, which are amortized on a straight-line basis over the remaining term of the land certificates. In March 2017, the CQAOS received the land use right certificate from the PRC government with the consideration of RMB60,178 (US$9,447). The land use right will expire on November 30, 2066. Amortization expense of land use rights for the one month ended December 31, 2021 amounted to RMB101 (US$16).

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE-MONTH PERIOD ENDED DECEMBER 31, 2021
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

(l) Impairment of Long-lived Assets
Long-lived assets are reviewed for impairment in accordance with authoritative guidance for impairment or disposal of long-lived assets. Long-lived assets are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable. Long-lived assets with definite lives are not impaired unless undiscounted cash flow is less than the carrying value, at which time impairment is recorded for the difference between carrying value and fair value. For the one month ended December 31, 2021, RMB4,814 was recognized as impairment loss and recoded in cost of goods sold.

(m) Government Grants
The Company occasionally receives government grants that provide financial assistance for certain eligible expenditures in China. The grant is reimbursement on interest expense on bank borrowings, payroll tax credits, credit for property, plant and equipment, employment credits, as well as business expansion credits. Grants received with no performance obligation or other restriction as to the use are recognized when cash is received. Grants received with government specified performance obligations are recognized when all the obligations have been fulfilled. If such obligations are not satisfied, the Company may be required to refund the subsidy. The Company records such grants either as a reduction of the related expense, a reduction of the cost of the related asset, or as other income depending upon the nature of the grant.
(n) Revenue Recognition
The Company’s revenue is derived from the sales of silicon chips and wafer, providing assembly and testing ("A&T") service, and other revenue.
The Company determines revenue recognition through the following steps: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, a performance obligation is satisfied. The Company recognizes product revenue at a point in time when product is shipped to customer, and service revenue once rendered. The Company presents revenue net of sales taxes. The standard payment terms range from 30 to 90 days.
The Company's performance obligations relate to contracts with a duration of less than one year. The Company elected to apply the practical expedient provided in ASC 606, “Revenue from Contracts with Customers”. Therefore, the Company is not required to disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.
The following is a summary of revenue by type:

	Period from December 1, 2021 to December 31,2021
	RMB	US$
Product	116,982	18,365
Service	6,155	966
Total	123,137	19,331
(o) Cost of goods sold
Cost of goods sold primarily consists of costs associated with semiconductor wafers, packaging and testing, shipping and handling, personnel, overhead attributable to manufacturing, impairment loss on manufacturing equipment, operations and procurement, and costs associated with yield improvements, capacity utilization, warranty and valuation of inventories.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE-MONTH PERIOD ENDED DECEMBER 31, 2021
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

(p) Leases
The Company determines if an arrangement is a lease at inception. Right-of-use ("ROU") assets and lease liabilities are recognized for all leases based on the present value of the future minimum lease payments over the lease term at commencement date. The Company uses an estimate of its incremental borrowing rate based on the information available at the lease commencement date. ROU assets also include any lease payments made and exclude lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.
The Company classifies its leases in to operating lease and finance lease. Operating leases are included in operating lease ROU assets and operating lease liabilities on the Company's balance sheets. Finance lease are included in property, plant and equipment and finance lease liabilities on the balance sheets. Operating lease expense is recognized on a straight-line basis over the lease term, lease liability is amortized using the effective interest method over the lease period. The Company does not record leases on the balance sheet with a term of one year or less.
(q) Product Warranty
The Company provides a standard two-year warranty for the products from the date of purchase by the customers. The Company accrues for estimated warranty costs at the time revenue is recognized. The Company's warranty obligation is affected by product failure rates, labor and material costs for replacing defective products, related freight costs for failed parts and other quality assurance costs. The Company monitors its product returns for warranty claims and maintains warranty reserves based on historical experiences and anticipated warranty claims known at the time of estimation.
(r) Provision for Income Taxes
Income tax expense or benefit is based on income or loss before taxes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts.
Significant management judgment is required in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as net operating losses or research and experimentation tax credit carry-forwards will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that cannot be realized. The Company considers all available positive and negative evidence when assessing whether it is more likely than not that deferred tax assets are recoverable. The Company considers evidence such as our past operating results, the existence of cumulative losses in recent years and our forecast of future taxable income.
The Financial Accounting Standards Board, or FASB, issued guidance which clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement. Although the guidance on the accounting for uncertainty in income taxes prescribes the use of a recognition and measurement model, the determination of whether an uncertain tax position has met those thresholds will continue to require significant judgment by management.
The Company's provision for income taxes is subject to volatility and could be adversely impacted by changes in earnings or tax laws and regulations in various jurisdictions. The Company is subject to the continuous examination of its income tax returns by the tax authorities. The Company regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of changes to reserves, as well as the related net interest and penalties.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE-MONTH PERIOD ENDED DECEMBER 31, 2021
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

(s) Recent Accounting Pronouncements not yet adopted
In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance. The amendments in this ASU require disclosures about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model to increase transparency about (1) the types of transactions, (2) the accounting for the transactions, and (3) the effect of the transactions on an entity's financial statements. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual period beginning after December 15, 2021. Early application of the amendments is permitted. The Company does not expect this ASU to have a material impact on the financial statements.
2. Concentration of Credit Risk and Significant Customers
The Company manages its credit risk associated with exposure to customers on outstanding accounts receivable through the application of credit approvals, credit ratings and other monitoring procedures.
Credit sales, which are mainly on credit terms of 30 to 90 days, are only made to customers who meet the Company's credit standards, while sales to new customers or customers with low credit ratings are usually made on an advance payment basis. The Company considers its financial assets to be of good credit quality because its customers have long-standing business relationships with the Company and the Company has not experienced any significant bad debt write-offs of accounts receivable in the past. The Company closely monitors the aging of accounts receivable from customers, and regularly reviews their financial positions, where available.
The only customer whose revenue or accounts receivable balances were 10% or higher than the respective total amounts is the Company's related party, AOS Group. See note 12 for details of balance and transaction with AOS Group.
3.    Cash and cash equivalents

	December 31, 2021
	RMB	US$
Cash at bank	132,256	20,763

Denominated in:
US$	66,687	10,469
RMB	65,569	10,294
Certain cash and bank balances denominated in US$ were deposited with banks in the PRC. The conversion of these US$ denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.
4.    Inventories

	December 31, 2021
	RMB	US$
Raw materials	159,915	25,105
Work in progress	117,479	18,443
Finished goods	49,401	7,756
Inventories	326,795	51,304
The Company write-down inventory for any excess or obsolete inventories or when the Company believe that the net realizable value of inventories is less than the carrying value. For the one month ended December 31, 2021, the Company wrote-down inventory of RMB422 (US$66).

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE-MONTH PERIOD ENDED DECEMBER 31, 2021
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

5.    Prepaid and other current assets

	December 31, 2021
	RMB	US$
Prepaid maintenance	7,005	1,100
Prepayment to supplier	5,567	874
VAT receivable	13,077	2,053
Others	6,604	1,036
Prepaid and other current assets	32,253	5,063

6.    Property, plant and equipment, net
Property and equipment, net consist of the following:

	December 31, 2021
	RMB	US$
Building	368,556	57,860
Manufacturing machinery and equipment	1,680,985	263,899
Equipment and tooling	256,330	40,242
Software	37,970	5,961
Office furniture and equipment	22,178	3,482
Vehicle and other fix asset	7,481	1,174

less: accumulated depreciation	(694,444)	(109,021)
Equipment and construction in progress	137,831	21,638
Property and equipment, net	1,816,887	285,235
Depreciation expenses from December 1, 2021 to December 31, 2021 was RMB13,170 (US$2,068). For the month ended December 31, 2021, RMB4,814 (US$756) was recognized as impairment loss on manufacturing equipment.
7.    Intangible assets, net
Intangible assets, net consist of the following:

	December 31, 2021
	RMB	US$
Patents and technology rights	571,242	89,680
Less: accumulated amortization	(171,219)	(26,880)
Intangible assets, net	400,023	62,800
The Company amortizes its intangible assets of patents and technology rights relating to power device semiconductors and wafer production over their estimated useful lives of 7 to 15 years. Amortization expense from December 1, 2021 to December 31, 2021 was RMB4,955.
Amortization expenses of the above intangible assets are expected to be approximately RMB59,458, RMB59,458, RMB59,458, RMB59,458 and RMB162,190 for the years ending December 31, 2022, 2023, 2024, 2025, 2026 and thereafter, respectively.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE-MONTH PERIOD ENDED DECEMBER 31, 2021
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

8.    Accrued Liabilities

	December 31, 2021
	RMB	US$
Accrued compensation and benefits	57,507	9,028
Accrued property, plant and equipment	34,853	5,472
Warranty accruals	11,840	1,859
Accrued interest	1,918	301
Advance from customer	5,338	838
Others	30,988	4,865
Accrued Liabilities	142,444	22,363
9.    Bank borrowings
Short-term debt
On June 29, 2021, the Company entered into a one-year loan agreement with China Citic Bank to borrow a maximum of US$7.7 million. Interest payments are due on the 20th of the last month in each quarter starting September 20, 2021, and the entire principal is due on June 29, 2022. As of December 31, 2021, the outstanding balance of this loan was US$7.7 million at an interest rate of 3.4926% per annum.
On April 14, 2021, the Company entered into a loan agreement with China Everbright Bank in China to borrow a maximum of RMB100 million. The borrowing can be in either RMB or US$ and be repaid in the same currency. The loan consists of RMB50 million for working capital borrowings in RMB and RMB50 million for trade financing in US$. The loan is collateralized by eligible accounts receivable of RMB50million. On April 19, 2021, the Company borrowed RMB50 million for working capital borrowing, at an interest rate of 5.1% annum. The interest payments are due quarterly with the entire principal due no later than May 19, 2022. On November 23, 2021 and December 23, 2021, the Company also borrowed US$4.2 million and US$3.4 million for trade financing at interest rate of 2.7% per annum, with principal due on February 15, 2022 and March 2, 2022, respectively. As of December 31, 2021, the total outstanding balance of these loans were RMB50 million and US$7.6 million.
Long-term debt
On April 26, 2020, the Company entered into a loan agreement with China Development Bank, Agricultural Bank of China, China Merchants Bank and Chongqing Rural Commercial Bank (collectively, "the Banks") in the aggregate principal amount of RMB250 million. The obligation under the loan agreement is secured by certain assets of the Company with a net carrying value of RMB1,129 million as of December 31, 2021. In addition, this loan shares collateral rights with the US$24 million loan signed on November 28, 2019. Beginning December 18, 2020, the Company is required to make consecutive semi-annual payments of principal until December 8, 2024. Interest payment is due on March 20, June 20, September 20 and December 20 of each year based on China one-year loan prime rate ("LPR") plus 1.3%. During the period from April 26, 2020 to December 31, 2021, the Company drew down RMB250 million and repaid RMB50 million. As of December 31, 2021, the outstanding balance of the loan was RMB200 million.
On December 18, 2019, the Company entered into a loan agreement with China Development Bank in the amount of US$24 million. The obligation under the loan agreement is secured by certain assets of the Company with a net carrying value of RMB1,129 million as of December 31, 2021. In addition, this loan shares collateral rights with the RMB 250 million loan signed on April 26, 2020. Beginning December 18, 2020, the Company will make consecutive semi-annual payments of principal until December 8, 2024. The interest is accrued based on the LIBOR of 6 months rate plus 2.8%. The interest is required to be paid on March 21 and September 21 each year. As of December 31, 2021, the outstanding balance of the loan was US$16.8 million.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE-MONTH PERIOD ENDED DECEMBER 31, 2021
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

On March 12, 2019, the Company entered into a loan agreement with The Export-Import Bank of China in the aggregate principal amount of RMB200 million. The loan will expire on February 20, 2025. The Company drew down RMB190 million and RMB10 million in March 2019 and December 2019, respectively. The loan withdraw window expired on February 28, 2020. The interest is accrued based on the China Base Rate (base interest rate published by the People's Bank of China) multiplied by 1.1 (5.39% for 2021). The loan requires quarterly interest payments. The principal payments are required to be paid every 6 months over the term of loan commencing in October 2019. This loan is secured by the land, buildings and certain equipment owned by the Company with a net carrying value of RMB592 million as of December 31, 2021. In addition, this loan shares the collateral rights with the rent factoring of RMB 379 million signed on March 22, 2019 which under YinHai financing lease. As a condition of the loan arrangements, RMB14 million of cash is held as restricted cash by the Company as a cash deposit at the bank until the principal is paid. On June 24, 2020, a modification of this loan was signed as a result of a change in the bank reference rate, pursuant to which the interest rate was changed to be based on the five-year loan prime rate in China plus 0.74% (5.39% for the fiscal year 2021). Other terms of this loan remain the same. As of December 31, 2021, the outstanding balance of the loan was RMB171 million.
Financing lease
On May 9, 2018 (the "Effective Date"), the Company entered into a lease finance agreement and a security agreement (the "Agreements") with YinHai Leasing Company and China Import/Export Bank (the "Lenders"). Pursuant to the Agreements, the Lenders agree to provide an aggregate of RMB400 million of financing to the Company (the "Lease Financing"). In exchange for the Lease Financing, the Company agrees to transfer title of its assembly and testing equipment to the Lenders, and the Lenders lease such equipment to the Company under a five-year lease arrangement, pursuant to which the Company makes quarterly lease payments to the Lenders consisting of principal and interest based on a repayment schedule mutually agreed by the parties. The interest under the Lease Financing is accrued based on the China Base Rate multiplied by 1.15 (5.4625% for 2021). Under the Agreements, at the end of the five-year lease term, the Lenders agree to sell such equipment back to the Company for a nominal amount RMB1. The Company's obligations under the Lease Financing that rent factoring of RMB379 million are secured by the land and building owned by the Company (the "Collateral"). In addition, this rent factoring shares the collateral rights with the loan of RMB 200 million signed on March 12, 2019. The proceeds from the Lease Financing will be used primarily for the acquisition and installation of the 12-inch fabrication equipment and other expenses of the Company relating to the completion of the fabrication facility located in Chongqing. The Agreements contain customary representation, warranties and covenants, including restrictions on the transfer of the Collateral. The Agreements also contain customary events of default, including but are not limited to, failure to make payments and breach of material terms under the Agreements. On June 28, 2020, the parties entered into a modification to this agreement as a result of a change in the bank reference rate, pursuant to which the interest rate was changed to be the five-year loan prime rate in China plus 0.8125% (5.4625% for 2021). Other terms of this agreement remain the same. As of December 31, 2021, the outstanding balance of the Lease Financing of RMB136 million was recorded under short-term and long-term finance lease liabilities.
As of December 31, 2021, maturities of short-term debt and long-term debt were as follows:

December 31,	RMB	US$
2022	294,252	46,195
2023	149,254	23,432
2024	159,154	24,986
2025	23,000	3,610
2016 and thereafter	-	-
Total principal of debt	625,660	98,223
Less: debt issuance costs	(4,303)	(676)
Total principal of debt, less debt issuance costs	621,357	97,547

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE-MONTH PERIOD ENDED DECEMBER 31, 2021
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

	Short-Term Debt		Long-Term Debt		Total
	RMB	US$	RMB	US$	RMB	US$
Principal amount	294,252	46,195	331,408	52,028	625,660	98,223
Less: debt issuance costs	(2,258)	(355)	(2,045)	(321)	(4,303)	(676)
Total	291,994	45,840	329,363	51,707	621,357	97,547

10.    Lease
The Company evaluates contracts for lease accounting at contract inception and assesses lease classification at the lease commencement date. Operating leases are included in operating lease right-of-use ("ROU") assets, operating lease liabilities and operating lease liabilities - long-term on the Company's balance sheets. Finance leases are included in property, plant and equipment, finance lease liabilities and finance lease liabilities-long-term on the balance sheets. The Company recognizes a ROU asset and corresponding lease obligation liability at the lease commencement date where the lease obligation liability is measured at the present value of the minimum lease payments. As most of the leases do not provide an implicit rate, the Company uses its incremental borrowing rate at lease commencement. The Company uses an interest rate commensurate with the interest rate to borrow on a collateralized basis over a similar term with an amount equal to the lease payments. Operating leases are primarily related to offices facilities, employee apartments, and gas tank equipment. Lease agreements frequently include renewal provisions and require the Company to pay real estate taxes, insurance and maintenance costs. For operating leases, the amortization of the ROU asset and the accretion of its lease obligation liability result in a single straight-line expense recognized over the lease term. The finance lease is related to YinHai Leasing Company. The Company does not record leases on the balance sheet with a term of one year or less.
The components of the Company's operating and finance lease expenses are as follows for the period presented:

	Period from December 1, 2021 to December 31, 2021
	RMB	US$
Operating leases:
Fixed rent expense	536	84
Finance lease:
Amortization of equipment	3,484	547
Interest	726	114
Total lease expenses	4,746	745

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE-MONTH PERIOD ENDED DECEMBER 31, 2021
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

Supplemental balance sheet information related to the Company's operating and finance leases is as follows (in thousands, except lease term and discount rate):

	As of December 31, 2021
	RMB	US$
Operating leases:
ROU assets associated with operating leases	74,314	11,667
Finance Lease:
Property, plant and equipment, gross	552,078	86,671
Accumulated depreciation	373,169	58,584
Property and equipment, net	178,909	28,087

Weighted average remaining lease term (in years)
Operating leases	10.82	10.82
Finance leases	1.25	1.25

Weighted average discount rate
Operating leases	5.39%	5.39%
Finance leases	5.46%	5.46%
Supplemental cash flow information related to the Company's operating and finance lease is as follows:

	Period from December 1, 2021 to December 31, 2021
	RMB	US$
Cash paid from amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	165	26
Operating cash flows from finance lease	2,251	353
Financing cash flows from finance lease	27,000	4,239
Future minimum lease payments are as follows as of December 31, 2021:

	Operating Lease Payment	Operating Lease Payment	Finance Lease Payment	Finance Lease Payment	Total Lease Payment	Total Lease Payment
Years ending December 31,	RMB	US$	RMB	US$	RMB	US$
2022	11,190	1,757	113,283	17,784	124,473	19,541
2023	9,923	1,558	28,382	4,456	38,305	6,014
2024	8,582	1,347	-	-	8,582	1,347
2025	8,417	1,321	-	-	8,417	1,321
2026	8,417	1,321	-	-	8,417	1,321
Thereafter	52,604	8,259	-	-	52,604	8,259
Total lease payments	99,133	15,563	141,665	22,240	240,798	37,803
Less: imputed interest	(23,993)	(3,767)	(5,665)	(889)	(29,658)	(4,656)
Total lease liabilities	75,140	11,796	136,000	21,351	211,140	33,147

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE-MONTH PERIOD ENDED DECEMBER 31, 2021
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

11.    Income Tax
Under PRC's Enterprise Income Tax Law ("EIT Law"), the statutory income tax rate is 25%, and the EIT rate will be reduced to 15% for the encouraged enterprises located in the western region which CQAOS met the requirement, according to the taxation No.23 in 2020 announced by China development and Reform Commission of the Ministry of Finance and the State Administration, from January 1, 2021 to December 31, 2030. No provision for income taxes has been required to be accrued because CQAOS is in cumulative loss positions for the period presented.
The Company recorded a full valuation allowance against deferred tax assets because it was in a cumulative loss position as of December 31, 2021. No unrecognized tax benefits and related interest and penalties were recorded in the period presented.
12.    Related party transactions
The table below sets forth the major related parties and the relationship with the Company as of December 31, 2021:

Company Name	Relationship with the Company
Chongqing Yujiangxin Enterprise Management Co., LTD. ("Yujiangxin")	Shareholder
Alpha and Omega Semiconductor Limited and its subsidiaries ("AOS Group")	Shareholder
(a)Amounts due from related parties

Accounts	Name of related parties	December 31, 2021	December 31, 2021
		RMB	US$
Amounts due from related parties, net	AOS Group	313,429	49,205
The balance of amounts due from related parties as of December 31, 2021 is related to sale of finished goods to AOS Group.
(b)Amounts due to related parties

Accounts	Name of related parties	December 31, 2021	December 31, 2021
		RMB	US$
Amounts due to related parties	AOS Group	489,159	76,793

The balance of amounts due to related parties as of December 31, 2021 is related to purchase of raw materials from AOS Group.
(c)Sales and purchase with related parties

Accounts	Name of related parties	December 31, 2021	December 31, 2021
		RMB	US$
Revenue from related party	AOS Group	117,272	18,411
Purchase from related party	AOS Group	31,739	4,983

For the one month ended December 31 2021, all of the related party balance and transaction are as above.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE-MONTH PERIOD ENDED DECEMBER 31, 2021
NOTES TO FINANCIAL STATEMENTS
(In Thousands of Renminbi, unless otherwise indicated)

13.    Commitments and Contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.
14.    Subsequent events
The subsequent events were evaluated through August 26, 2022, which is the issuance date of the audited financial statements.
On January 26, 2022, the Company entered into an investment agreement with certain third-party investors and received a total consideration of RMB509 million (US$80 million).
On December 30, 2021, the Company approved a Share Incentive Plan. Pursuant to the Share Incentive Plan, restricted shares ("RS") were granted to certain employees of the Company as approved by the board of directors through the employee stock holding platforms (the “Platform”) which are several limited partnerships. Registration of shares granted to employees through the Platform were completed on January 8, 2022. Vesting of the RS granted are subject to service condition and certain performance conditions.